TROIKA MEDIA GROUP, INC.

1715 N. Gower Street
Los Angeles, CA 90028

July 27, 2021

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Jan Woo, Esq.

Re:	Troika Media Group, Inc.
Form S-1 Registration Statement File No. 333- 258055

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Troika Media Group, Inc. (the “Company”) hereby requests that the effective date of the Company’s above-captioned Registration Statement on Form S-1 be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to 4:30 p.m. EDT on July 30, 2021, or as soon thereafter as is possible.

In connection with the foregoing request for acceleration of effectiveness, the Company hereby acknowledges the following:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

TROIKA MEDIA GROUP, INC.

By:	/s/ Robert Machinist
Robert Machinist, Chief Executive Officer